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                                                                  Exhibit 1.1

18 September 2000

Dr. T. J. Williams
Chief Executive Officer
Photogen Technologies, Inc
7327 Oak Ridge Highway
Knoxville, TN 37931
USA

Dear Dr. Williams,

     The purpose of this letter agreement (the "Agreement") is to set forth the terms and conditions pursuant to which Rochelle S.A. ("Rochelle") shall serve as exclusive placement agent in connection with the proposed offering (the "Offering") of equity securities (the "Securities") of Photogen Technologies, Inc. (the "Company") pursuant to a registration statement. The gross proceeds from the Offering will be up to U.S. Dollars $40,000,000. All references to dollars shall be to U.S. dollars. The terms of such offering and the Securities shall be as agreed to between the Company, Rochelle and the purchasers thereof.

     Upon the terms and subject to the conditions of this Agreement, the Parties hereto agree as follows:

1. APPOINTMENT

     (a) Subject to the terms and conditions of this Agreement hereinafter set forth, the Company hereby retains Rochelle, and Rochelle hereby agrees to act as the Company's exclusive placement agent and financial advisor in connection with the Offering, effective as of the date hereof. The Company expressly acknowledges and agrees that Rochelle's obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by Rochelle to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of Rochelle with respect to securing any other financing on behalf of the Company. Rochelle shall not commence any selling efforts until the registration statement has been declared effective by the SEC.

     (b) Except as set forth below in this Section 1 or Exhibit D hereto, during the effectiveness of this Agreement neither the Company nor any of its subsidiaries or affiliates shall directly or indirectly, through any officer, director, employee, agent or otherwise (including without limitation, through any placement agent, broker, investment banker, attorney or accountant retained by the Company or any of it's subsidiaries or affiliates) solicit, initiate or encourage the submission of any proposal or offer (an "Investment Proposal") from any person or entity (including any of such person's or entity's officers, directors, employees, agents and other representatives) relating to any issuances of the Company's or any of it's subsidiaries' equity securities (including debt securities with any equity


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          feature) or relating to any other transaction having a similar effect or result on the Company's or any of its subsidiaries' capitalization or participate in any discussions or negotiations regarding, or furnish to any other person or entity any information with respect to or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage any effort or attempt by any other person or entity to do or seek to do any of the foregoing. The Company shall immediately cease and cause to be terminated any and all contacts, discussions and negotiations with third parties relating to any Investment Proposal. The Company shall not provide or release any information with respect to this Agreement or the Offering except as required by law.

     (c) Notwithstanding anything to the contrary contained herein, in the event that Rochelle shall not provide to the Company, if so requested, within five months after the effective date of the registration statement one or more investors willing to invest in the aggregate at least $5,000,000 in the Offering and a minimum $1,000,000 per month each and every month thereafter during the term of this Agreement on substantially the same terms as agreed to between the Company, Rochelle and investors, Rochelle shall become a non-exclusive placement agent and the Company shall have the right to either terminate this Agreement without liability to Rochelle or solicit and pursue other Investment Proposals for the balance of the unsold Securities under said registration statement, PROVIDED THAT, any such Investment Proposal shall be subject to Rochelle's right of first refusal under Section 4 hereof.

     (d) The obligations of the parties hereto are subject to the disclosures in Exhibit D hereto.

2. FEES AND COMPENSATION

     (a) In consideration of the services rendered by Rochelle in connection with the Offering, the Company agrees to pay Rochelle the following fees and other compensation: (i) a fee payable upon the initial and each subsequent closing of the sale of Securities pursuant to the said registration statement equal to 5% of the gross proceeds to the Company at each such closing, and (ii) $35,000 non-accountable expense allowance payable upon the engagement of Rochelle by the Company hereunder.

     (b) All fees payable hereunder shall be paid to Rochelle out of an attorney escrow account at the closing or by such other means acceptable to Rochelle. Should Rochelle provide an investor acceptable to the Company and such investor is willing to invest on substantially the same terms as agreed to between the Company, Rochelle and such investor hereunder, and the Company were to terminate this Agreement before the earlier of: (i) the funding of $40 million, (ii) September 18, 2001 (the "Termination Date"'), for reasons other than (A) a breach of this Agreement by Rochelle, or (B) pursuant to the provisions of


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          Section 1(c) hereof, the Company will pay $150,000 to Rochelle as a
          "breakup fee".

3. TERMS OF RETENTION

     (a) Unless extended or terminated in writing by the parties hereto in accordance with the provisions hereof, this Agreement shall remain in effect until the earlier of the Termination Date of September 18, 2001 or the funding of $40 million hereunder.

     (b) Notwithstanding anything herein to the contrary the obligation to pay the Fees and Compensation and Expenses described in Section 2, if any, and the obligations set forth in paragraphs 2, 6 and 8 of Exhibit A and all of Exhibits B, C and D attached hereto, each of which exhibits is incorporated herein by reference, shall survive any termination or expiration of this Agreement. It is expressly understood and agreed by the parties hereto that any private financing of equity or debt or other capital raising activity of the Company within 24 months of the termination or expiration of this Agreement, with any investor who makes an investment hereunder shall result in fees and compensation being due and payable by the Company to Rochelle under the same terms of section 2 above.

4. RIGHT OF FIRST REFUSAL

     Upon completion of the Offering (I.E., full funding of the $40 million), Rochelle shall have an irrevocable right of first refusal for a period of one year to provide all financing arrangements for the Company (other than conventional banking arrangements, borrowing and commercial debt financing and discrete unrelated transactions of not more than $250,000 where no investment banking or similar fee is being paid). Rochelle shall exercise such right in writing within five (5) business days of receipt of a written term sheet describing such proposed transaction in reasonable detail and Rochelle shall close that transaction forthwith on the same terms of said term sheet. The right of first refusal shall not apply to (i) an underwritten public offering conducted by a nationally recognized investment banking firm, (ii) the acquisition by the Company of an entity or any property (including the assumption of liabilities) by merger or otherwise through the use of cash or Securities of the Company, or (iii) any non-convertible debt financing, leasing or bank lines of credit, including incidental warrants. Failure to exercise a right of first refusal on any one occasion shall not eliminate this right on future occasions.

5. INFORMATION.

     The Company recognizes and confirms that in completing its engagement hereunder, Rochelle will be using and relying on information filed by the Company with the Securities and Exchange Commission and on data, material and other information furnished to Rochelle by the Company or the Company's affiliates and agents. It is understood and agreed that in performing under this engagement, Rochelle will rely upon the accuracy and completeness of, and is not assuming any responsibility for


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     independent verification of such publicly available information and the other information so furnished. Notwithstanding the foregoing, It is understood that Rochelle will conduct a due diligence investigation of the Company and the Company will cooperate in all respects with such investigation as a condition of Rochelle's obligations hereunder.

6. REGISTRATION.

     Promptly following execution of this Agreement, the Company shall prepare and file with the U.S. Securities and Exchange Commission, a registration statement with respect to the Offering. From time to time in connection with any particular sale of Securities, the Company will, at its own expense file for and use its reasonable best efforts to obtain any registration or qualification required to sell any Securities under the Blue Sky laws of any applicable jurisdictions, as reasonably requested by Rochelle.

7. NO GENERAL SOLICITATION.

     The Securities will be offered only by approaching prospective purchasers and investors on an individual basis. No general solicitation or general advertising in any form will be used in connection with the Offering of the Securities. From and after the filing of the registration statement the Company and Rochelle shall each pre-clear any proposed press release with the other prior to releasing the same.

8. CLOSING.

     The closing of the sale of the Securities shall be subject to customary closing conditions, including the provision at closing by the Company of officers' certificates, opinion of counsel and "cold comfort" letters from the Company's auditors.

9. ROCHELLE.

     Rochelle is a corporation organized under the laws of Nevis with its principal office located in London, England. Rochelle is not a registered broker/dealer under the laws of the United States or any state thereof. Accordingly, it will act as placement agent regarding the Securities of the Offering in jurisdictions outside of the United States and then only in compliance with all applicable securities and other laws.

10. MISCELLANEOUS

     This Agreement together with the attached Exhibits A through D constitutes the entire understanding and agreement between the parties with respect to its subject matter and therefore no agreements or understandings with respect to the subject matter hereof which are not contained in this Agreement are effective. This Agreement may be modified only in a writing signed by the parties hereto, subsequent to the date hereof. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. In addition, signatures delivered by facsimile shall be effective and binding upon the parties upon transmission by facsimile and confirmation of receipt.

If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate of this letter.


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We appreciate this opportunity to be of service and are looking forward to working with you on this matter.

                         Very truly yours

                         Rochelle S.A.


                         By:   /s/ J.E. Martin for Dungate Ltd. - Director of
                             -------------------------------------------------
                              Rochelle S.A.
                             ----------------


                         Name:   J.E. Martin for Dungate Ltd.

                         Title: Corporate Director



Agreed and accepted
as of the date first written above

By Photogen Technologies, Inc.


By:    /s/ Taffy J. Williams
    -------------------------------

Name:     Taffy J. Williams, Ph.D.
Title:    President and Chief Executive Officer


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                                     EXHIBIT A

                           STANDARD TERMS AND CONDITIONS

1. The Company shall promptly provide Rochelle with all material information about the Company which information shall be accurate in all material respects at the time furnished.

2. Rochelle shall keep all information obtained from the Company strictly confidential except (a) information which is otherwise publicly available or previously known to, or obtained by Rochelle independently of the Company and without breach of Rochelle's agreement with the Company; (b) Rochelle may disclose such information to its employees and attorneys and to its other advisors and financial sources on a need to know basis only and shall ensure that all such employees, attorneys advisors and financial sources will keep such information strictly confidential; and (c) pursuant to any order of a court of competent jurisdiction or other governmental body or as may otherwise be required by law (and Rochelle shall advise the Company of any such order or requirement and cooperate in the Company's efforts to obtain confidential treatment).

3. The Company recognizes that in order for Rochelle to perform properly its obligations in a professional manner, it is necessary that Rochelle be informed of and, to the extent practicable, participate in meetings and discussions between the Company and any investor relating to the matters covered by the terms of Rochelle's engagement.

4 The Company agrees that any report or opinion, oral or written delivered to it by Rochelle is prepared solely for its confidential use and shall not be reproduced, summarized, or referred to in any public document or given or otherwise divulged to any other person without Rochelle's prior written consent, except as may be required by applicable law or regulation.

5 No fee payable to Rochelle pursuant to any other agreement with the Company or payable by the Company to any lender or investor brought to the Company by Rochelle, shall reduce or otherwise affect any fee payable by the Company to Rochelle hereunder.

6    The Company and Rochelle each represents and warrants to the other that;
     (a) it has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (b) this Agreement has been duly authorized and executed and constitutes a valid and binding agreement of it enforceable in accordance with its terms; and (c) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not conflict with or result in a breach of (i) its certificate of incorporation or bylaws or (ii) any agreement to which it is a party or by which any of its property or assets is bound.

7 Nothing contained in this Agreement shall be construed to place Rochelle and the Company in the relationship of partners or joint venturers. Neither Rochelle nor the Company shall represent itself as the agent or representative of the other for any reason


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     whatsoever nor shall either have the power to obligate or bind the other in any manner whatsoever. Rochelle in performing its services hereunder shall at all times be an independent contractor.

8 This Agreement has been and is made solely for the benefit of Rochelle and the Company and each of the persons, agents, employees, officers, directors and controlling persons referred to in Exhibit B and their respective heirs, executors, personal representatives, successors and assigns and nothing contained in this Agreement shall confer any rights upon nor shall this Agreement be construed to create any rights in, any person who is not party to such Agreement other than as set forth in this paragraph.

9 The rights and obligations of either party under this Agreement may not be assigned without the prior written consent of the other party hereto and any other purported assignment shall be null and void.

10 All communications hereunder except as may be otherwise specifically provided herein, shall be in writing and shall be mailed, hand delivered or when sent via facsimile confirmed, to the party to whom it is addressed at the following addresses or such other addresses as such party may advise the other in writing:


                    TO THE COMPANY:

                    Photogen Technologies, Inc
                    7327 Oak Ridge Highway
                    Knoxville, TN 37931
                    USA
                    Attention: Dr. T. J. Williams
                    Tel: (865) 769-4011
                    Fax: (865) 539-9654

                    COPIES TO:

                    Theodore W. Grippo, Esq.
                    Grippo & Elden
                    227 West Monroe Street
                    Suite 3600
                    Chicago, IL 60606
                    USA
                    Tel:  (312) 704-7720
                    Fax:  (312) 558-1195

                    TO ROCHELLE S.A.:

                    Rochelle S.A.


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                    38 Hertford Street
                    London
                    W1Y 7TG
                    United Kingdom
                    Attention: Mr. James Martin
                    Tel:  +44 (0207) 355 2051
                    Fax:  +44 (0207) 355 4975



All notices hereunder shall be effective upon receipt by the party to which it is addressed.


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                                     EXHIBIT B

                                  INDEMNIFICATION

The Company agrees that it shall indemnify and hold harmless, Rochelle, its stockholders, directors, officers, employees, agents, affiliates and controlling persons within the meaning of section 20 of the Securities Exchange Act of 1934 and section 15 of the Securities Act of 1933, each as amended (any and all of whom are referred to as an "Indemnified Party") from and against any and all losses, claims damages, liabilities or expenses, and all actions in respect thereof (including but not limited to, all legal or other expenses reasonably incurred by an Indemnified Party in connection with the investigation, preparation, defense or settlement of any claim action or proceeding whether or not resulting in any liability) incurred by an Indemnified Party; (a) arising out of, or in connection with, any actions taken or omitted to be taken by the Company, its affiliates, employees or agents, or any untrue statement or alleged untrue statement of a material fact contained in any of the financial or other information contained in the registration statement and/or final prospectus furnished to Rochelle by or on behalf of the Company or the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; or (b) with respect to, caused by, or otherwise arising out of any transaction contemplated by the Agreement or Rochelle's performing the services contemplated hereunder PROVIDED HOWEVER, the Company will not be liable under clause (b) hereof to the extent and only to the extent, that any loss, claim, damage, liability or expense is finally judicially determined to have resulted primarily from Rochelle's negligence or bad faith in performing such services.

If the indemnification provided for herein is conclusively determined (by an entry of final judgment by a court of competent jurisdiction and the expiration of the time or denial of the right to appeal) to be unavailable or insufficient to hold any Indemnified Party harmless in respect to any losses, claims, damages, liabilities or expenses referred to therein, then the Company shall contribute to the amounts paid or payable by such Indemnified Party in such proportion as is appropriate and equitable under all circumstances taking into account the relative benefits received by the Company on the one hand and Rochelle on the other, from the transaction or proposed transaction under the Agreement or, if allocation on that basis is not permitted under applicable law, in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and Rochelle on the other, but also the relative fault of the Company and Rochelle: PROVIDED HOWEVER, in no event shall the aggregate contribution of Rochelle and or any indemnified Party be in excess of net compensation actually received by Rochelle and or such Indemnified Party pursuant to this Agreement.

The Company shall not settle or compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened action, claim, suit or proceeding in which any Indemnified Party is or could be a party and as to which indemnification or contribution could have been sought by such Indemnified Party hereunder (whether or not such Indemnified Party is a party thereto) unless such consent or termination includes an express unconditional release of such Indemnified Party, reasonably satisfactory in form and substance to such Indemnified Party from all losses, claims, damages, liabilities or expenses arising out of such action, claim, suit or proceeding.

The foregoing indemnification and contribution provisions are not in lieu of, but in addition to, any rights which any Indemnified Party may have at common law hereunder or otherwise and shall remain in full force and effect following the expiration or termination of Rochelle's engagement and shall be binding on any successors or assigns of the Company and successors or assigns to all or substantially all of the Company's business or assets.


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                                     EXHIBIT C


                                   JURISDICTION

The Company hereby irrevocably: (a) submits to the jurisdiction of any court of the State of New York or any federal court sitting in the City of New York, State of New York for the purpose of any suit, action or other proceeding arising out of the Agreement between the Company and Rochelle which is brought by or against the Company or Rochelle; (b) agrees that all claims in respect of any suit, action or proceeding may be heard and determined in any such court; and (c) to the extent that the Company has acquired, or hereafter may acquire, any immunity from jurisdiction of any such court or from any legal process therein the Company hereby waives to the fullest extent permitted by law such immunity.

The Company waives and the Company agrees not to assert in any such suit, action or proceeding, in each case, to the fullest extent permitted by applicable law any claim that: (a) the Company is not personally subject to the jurisdiction of any such court; (b) the Company is immune from any legal process (whether through service or notice, attachment prior to judgment, attachment in the aid of execution, execution or otherwise) with respect to it or its property; (c) any such suit action or proceeding is brought in an inconvenient forum; (d) the venue of any such suit, action or proceeding is improper; or (e) this Agreement may not be enforced in or by any such court.

Any process against the Company in, or in connection with, any suit, action or proceeding filed in the United States District Court for the Southern District of New York or any other court of the State of New York sitting in the City of New York arising out of or relating to this Agreement or any transaction or Agreement contemplated hereby, may be served on the Company personally, or by first class mail or overnight courier (with the same effect as though served upon the Company personally) addressed to the Company at the address set forth in the Agreement between the Company and Rochelle.

Nothing in these provisions shall affect any party's right to serve process in any manner permitted by Law or limit its rights to bring a proceeding in the competent courts of any jurisdiction or jurisdictions or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

This Agreement shall be construed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.


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                                     EXHIBIT D

                                    DISCLOSURES

A. FINANCIAL ADVISOR COMMITMENTS. The Company is subject to agreements with the Trout Group/Aqua Partners LLC and Farcap Group, LLC. Rochelle agrees that the Company may confer with those parties and any other financial advisors during the term of this Agreement on all financial matters (including investor and shareholder relations matters and matters excluded from Rochelle's right of first refusal by Sections 4(i), (ii) and (iii)); provided, however, that so long as Rochelle is an exclusive placement agent pursuant to this Agreement, including any right of first refusal period, the sale of Securities of the Company, other than those so excluded above, will be placed through Rochelle.

B. REGISTRATION RIGHTS. Rochelle acknowledges that the Company is obligated to provide a number of its shareholders with piggyback or joining rights regarding future registered offerings of the Company's Securities. Those joining rights are subject to denial if such joining rights, in the determination of the underwriter, would adversely affect the contemplated offering. In addition, the Company is subject to the following demand registration rights:

          Farcap Group, LLC has one demand registration right with respect to 500,000 shares subject to a warrant; provided, that the Company may deny to effect a demand registration if its Board determines that it would not be in the Company's best interest to effect a registration at that time.

          Elan International Services, Ltd. has demand registration rights with respect to 461,538 shares of common stock and for any shares of common stock issuable upon conversion of the Series A Preferred Stock or the Convertible Note, or upon exercise of the Warrant; provided that the number of shares to be registered will be reduced to the extent the underwriter determines that the marketability of the offering would be adversely affected and the registration demand may be denied and postponed if the Company determines that it would have an adverse effect on other financing activities of the Company.

          The holders of the Company's Series B Preferred Stock have demand registration rights with respect to the shares of common stock into which the Series B Preferred is convertible; provided that the number of shares to be registered will be reduced to the extent the underwriter determines that the marketability of the offering would be adversely affected and the registration demand may be denied and postponed if the Company determines that it would have an adverse effect on other financing activities of the Company.

     The Company has not received any notice from the foregoing shareholders demanding registration of any of the Company's Securities.


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